July 29, 2011
By Email: (IngramJ@sec.gov), and U.S. Mail
Jay Ingram, Esq.
Legal Branch Chief
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Asia Pacific Wire & Cable Corporation Limited Post-Effective Amendment No. 7 to Form-1 on Form F-3 Filed July 11, 2011 File No. 333-153796
Dear Mr. Ingram:
We are in receipt of the letter of the Division of Corporation Finance dated July 28, 2011 with regard to Post-Effective Amendment No. 7 to Form-1 on Form F-3 of Asia Pacific Wire & Cable Corporation Limited (the “Company”). In order to provide a definitive response to the question raised in the letter of the Division, we are making inquiries, and confirming the records, of several parties, including the holders of the common shares that are registered securities under the registration statement to which the Post-Effective Amendment relates, and the U.S. transfer agent and the Bermuda transfer agent and Corporate Secretary of APWC . In the case of the latter parties, the responsible persons are out of their office until early next week. Accordingly, we propose to provide to the Division a definitive response as soon as possible after we have had an opportunity to communicate with those latter parties.
Of course, please contact me if you have any further questions with regard to this matter.
Sincerely yours,
     /s/ Michael J. Hagan
Michael J. Hagan

cc:	Jessica S. Kane, Esq. Mr. Frank Tseng

Michael.Hagan@ThompsonHine.com Phone 212.908.3916 Fax 212.344.6101	206247